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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November 2001


                           PETROLEUM GEO-SERVICES ASA
               ---------------------------------------------------
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
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                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F [X] Form 40-F [ ]

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes [ ] No [X]

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).


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AGREEMENT AND PLAN OF MERGER AND EXCHANGE AGREEMENT

                  On November 26, 2001, Petroleum Geo-Services ASA, a Norwegian public limited liability company ("PGS"), Veritas DGC Inc., a Delaware corporation ("Veritas"), Venus I, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Veritas ("Caymanco"), Venus Holdco Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Caymanco ("Veritas Holdco"), and Venus Mergerco Inc., a Delaware corporation and a direct, wholly owned subsidiary of Veritas Holdco ("Veritas Merger Sub"), entered into an Agreement and Plan of Merger and Exchange Agreement (the "Agreement"), whereby, subject to the conditions stated therein, (i) Caymanco will make an offer (the "Exchange Offer") to issue ordinary shares, par value $0.01 per share, of Caymanco ("Caymanco Shares") in exchange for the issued and outstanding ordinary shares, nominal value NOK 5 per share, of PGS ("PGS Shares") and all issued and outstanding American Depositary Shares representing such PGS Shares ("PGS ADSs"), at an exchange ratio of 0.47 Caymanco Shares for each PGS Share and each PGS ADS; and (ii) immediately following the closing of the Exchange Offer, Veritas Merger Sub will be merged with and into Veritas (the "Merger" and, together with the Exchange Offer, the "Combination"), pursuant to which shares of common stock, par value $0.01 per share, of Veritas ("Veritas Common Stock") will be converted into Caymanco Shares on a one-for-one basis and certain shares that are exchangeable for shares of Veritas Common Stock will become exchangeable for Caymanco Shares. Upon closing of the Combination, PGS and Veritas will become subsidiaries of Caymanco.

                  The closing of the Combination will occur on the first business day immediately following the day on which all of the conditions to the Combination contained in the Agreement have been fulfilled or waived or on such other date as PGS and Veritas may agree, but in no event prior to April 1, 2001. The closing of the Combination is conditioned upon:

         o        the approval of the Merger by the stockholders of Veritas;

         o that number of PGS Shares and PGS ADSs that would represent more than 90% of the PGS Shares outstanding as of the expiration of the Exchange Offer being properly tendered in the Exchange Offer, which percentage may be reduced in certain circumstances described in the Agreement;

         o the receipt of applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

         o PGS' having in effect committed financing in the amount of $430 million;

         o Veritas' having in effect committed financing in the amount of $235 million;

         o the Caymanco Shares having been authorized for listing on the New York Stock Exchange, subject to official notice of issuance;

         o PGS' having completed certain previously announced asset disposition efforts;
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         o        PGS' having entered into replacement employment agreements with certain of its active employees; and

         o other customary conditions, including the absence of any events or series of events that has had or would have a material adverse effect on Veritas or PGS.

                  Each of these conditions is more fully described in the Agreement. Under the Agreement, a material adverse effect will be deemed to have occurred and either party may terminate the Agreement if, among other things,
(i) the settlement price for the New York Mercantile Exchange ("NYMEX") Natural Gas Futures Contract for delivery 12 months following the month in which the relevant date of determination occurs falls below $2.25 per MMBtu for 20 consecutive trading days or (ii) the settlement price for the NYMEX Light Sweet Crude Oil Futures Contract for delivery 12 months following the month in which the relevant date of determination occurs falls below $12.50 per barrel for 20 consecutive trading days.

                  The Agreement provides that PGS or Veritas may be required to pay $7.5 million to reimburse the other party for expenses under certain circumstances relating to competing transactions or a change in the recommendation of the party's board to its shareholders. If, in certain circumstances, a subsequent acquisition transaction is entered into or consummated within 12 months of termination of the Agreement, PGS or Veritas may be required to pay an additional amount of $12.5 million ($20 million total) upon consummation of that transaction.

                  The Agreement is filed herewith as Exhibit 2.1 and is incorporated herein by reference. The text of a joint press release issued by PGS and Veritas is filed herewith as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Agreement, the Exchange Offer and the Merger, and the other transactions contemplated by the Agreement, is qualified in its entirety by reference to the Agreement.

EXHIBITS

2.1      --       Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001, among
                  Petroleum Geo-Services ASA, Veritas DGC Inc., Venus I, Venus Holdco Inc. and Venus Mergerco
                  Inc. (including as Exhibit A the form of Certificate of Incorporation of the Surviving
                  Corporation, as Exhibit B the form of Memorandum of Association of Caymanco, as Exhibit C the
                  form of Articles of Association of Caymanco, as Exhibit D the Summary of Terms of Caymanco
                  Rights Agreement and as Exhibit E the Conditions to the Exchange Offer).

99.1     --       Press release issued on November 26, 2001



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      PETROLEUM GEO-SERVICES ASA
                                      --------------------------
                                             (Registrant)


                                      By:       /s/ William E. Harlan
                                          -------------------------------------
                                                    William E. Harlan
                                       Vice President, Chief Accounting Officer
                                                     and Controller


Date: November 28, 2001


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                                  EXHIBIT INDEX

2.1      --       Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001, among
                  Petroleum Geo-Services ASA, Veritas DGC Inc., Venus I, Venus Holdco Inc. and Venus Mergerco
                  Inc. (including as Exhibit A the form of Certificate of Incorporation of the Surviving
                  Corporation, as Exhibit B the form of Memorandum of Association of Caymanco, as Exhibit C the
                  form of Articles of Association of Caymanco, as Exhibit D the Summary of Terms of Caymanco
                  Rights Agreement and as Exhibit E the Conditions to the Exchange Offer).

99.1     --       Press release issued on November 26, 2001